Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE: 604.685.9441

www.westernwindenergy.com

N E W S R E L E A S E

December 17, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 53,876,468

Western Wind has Secured Financing of $275 Million for Windstar

Western Wind Energy Corp ("Western Wind” or the "Company") has closed a $249 million financing and received a commitment for an additional $26m for its 120 megawatt ("MW") Windstar project located in Tehachapi, California. The financing includes a twenty one year construction and term loan, a bridge loan to the ITC Cash Grant from the US Department of Energy and some vendor financing. The proceeds of this financing will be used to complete construction of the 120MW project.

The Manufacturers Life Insurance Company (Manulife) and its U.S. Division John Hancock Financial Services (Hancock) led a group of institutional lenders, including The Sun Life Assurance Company of Canada (Sunlife), for an initial funding of $178.5 million and a conditional commitment for a further $26 million to be funded on or before September 30, 2011. The initial funding bears interest at a fixed rate of 7.249% over the 21 year life of the loan and is secured by the assets of Windstar Energy, LLC plus a pledge of the common shares of Mesa Wind Power Corporation during the Windstar construction period.

A $55 million cash grant bridge L/C was provided by Rabobank and $25 million was drawn at financial close. The remaining $30 million L/C will be drawn down through the construction period on a pro rata basis with the institutional lenders. The interest on the amounts drawn will be approximately 5.5% and the L/C fee on the undrawn portion will be 4.0% per annum. The cash grant loan and L/C matures the earliest of the date upon which the Cash Grant is received and ninety (90) days after the Commercial Operations Date but no later than July 31, 2012. The cash grant loan and L/C are secured by a first lien on the Cash Grant and a second lien on the Windstar project assets.

A further $15 million of non interest bearing funding was obtained from a vendor secured by a second lien on the cash grant and payable from the proceeds of the cash grant.

In addition to interest and L/C fees, the lenders received upfront fees totaling $5.6 million and a combined four million bonus warrants exercisable into one common share of Western Wind at a price of $1.00 for a two year period.

About Manulife

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $474 billion (US$460 billion) as at September 30, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

About Sunlife

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2010, the Sun Life Financial group of companies had total assets under management of $455 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker SLF.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used

About Rabobank

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. or “Rabobank” is a global financial services leader providing institutional and retail banking as well as financial solutions for the agricultural and renewable energy sectors in key markets around the world. From its century-old roots in the Netherlands, Rabobank has grown into one of the largest banks worldwide, with more than $850 billion in total assets and operations across 40 countries. Rabobank is the only private bank in the world with a triple A credit rating from both Standard & Poor's and Moody's, and is ranked among the world's safest banks by Global Finance magazine. In the Americas, Rabobank is a specialist in sophisticated, customer-driven solutions in the Global Financial Markets and Corporate Finance arenas, which includes Renewable Energy & Infrastructure Finance. (www.RabobankAmerica.com)

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131 MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“signed”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used

These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used